  HIGH 5 VENTURES INC.
  (formerly Kokomo Enterprises Inc.)

  NEWS RELEASE

Symbols:	HHH - CNSX
KKOED – OTCQB

  Name Change and Consolidation

Vancouver, BC.  August 31, 2012.  High 5 Ventures Inc. (formerly Kokomo Enterprises Inc.) [the ”Company”].  The Company reports that further to the Company’s News Release dated August 21, 2012, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies effectively changing the name of the Company from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) effective as of August 31, 2012.

Furthermore, the Company’s issued and outstanding shares have been consolidated on the basis of fifteen (old) Kokomo shares for one (new) High 5 share, as a result of which, there are 1,105,007 shares of the Company that are issued and outstanding after adjustments due to fractional rounding.

In Canada the common shares of the Company trade under the symbol “HHH” on the CNSX, and in the USA the Company’s common shares trade under the temporary symbol “KKOED” until September 27, 2012, after which date the Company’s common shares will trade under the symbol “KKOEF” on the OTCQB tier of the OTC markets.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext. 6106 or visit the Company’s website at www.high5venturesinc.com.

On Behalf of the Board of,

HIGH 5 VENTURES INC.
(formerly Kokomo Enterprises Inc..)

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

HIGH 5 VENTURES INC.
(formerly Kokomo Enterprises Inc.)

Suite 1000 – 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
Tel: (604) 681-1519  Fax: (604) 681-9428